November 6, 2008

BY EDGAR
Jennifer R. Hardy
Legal Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	China Solar & Clean Energy Solutions, Inc.
Amendment No. 4 to Registration Statement on Form S-1 filed October 1, 2008; File No. 333-150233
Annual Report on Form 10-KSB for the Fiscal Year Ended December 31, 2007, filed April 10, 2008; File No. 0-12561

Dear Ms. Hardy:

Reference is made to your comment letter, dated October 9, 2008, to our client, China Solar & Clean Energy Solutions. Inc., f/k/a Deli Solar (USA), Inc. (the “Company”), relating to the subject registration statement and annual report (the “Comment Letter”). Set forth below are the comments contained in the Comment Letter followed by our response thereto:

Audited Financial Statements

Note 11 Net Income Per Share, page F-40

1.    We note your response to prior comment 3. Please revise the diluted net income per share amount and corresponding computation for the year ended December 31, 2007 to reflect the final revised diluted net income per share amount of $0.24. Please also appropriately address the following in the amendment to your Form S-1:

•	Arrange to have an explanatory paragraph included in the reissued audit opinion as well as consideration of whether the audit opinion should be dual dated;
•	Ensure full compliance with SFAS 154, paragraph 26. In this regard, the "as reported" amounts should be the amounts originally reported in your Form 10-KSB for the year ended December 31, 2007; and

•	Fully update all affected portions of the document, including MD&A.

Response: We have revised the diluted net income per share amount and corresponding computation for the year ended December 31, 2007 to reflect the diluted net income per share amount of $0.24, in full compliance with SFAS 154, paragraph 26. Our auditors have also provided an explanatory paragraph in their reissued dual-dated audit opinion.
We have updated all affected portions of the document, including MD&A.

Pro Forma Financial Information

Note A, page F-119

2.    We note your response to prior comment 6. We remind you that Rule 11-02(b)(5) of Regulation S-X states that material nonrecurring charges or credits and related tax effects which result directly from the transaction and which will be included in your income within the 12 months succeeding the transaction shall be disclosed separately and not considered in your pro forma statements of income. In this regard, please revise your pro forma statements of income to remove the write-down of in-process and development and disclose that this item has not been included in your pro forma statements of income.

Response: We have revised the pro forma statements of income to remove the write-down of in process research and development and to disclose that this item was not included on our pro forma statements of income.

Notes B and D, page F-119

3.    We note your response to prior comment 7. Please revise your pro forma financial information and related notes to present the revised pro forma calculations included in your response.

Response: We have revised the pro forma financial information and related notes to present the revised pro forma basic and diluted EPS calculations.

4.    Given that the 2008 Private Placement did not occur until February 2008 and the pro forma income statements assume that the 2008 Private Placement took place as of January 1, 2007, please tell us what consideration you gave as to whether to include the impact of the 2008 Private Placement in your determination of pro forma diluted earnings per share amounts for the six months ended June 30, 2008.

Response: There was no consideration given to the impact of the 2008 Private Placement in the calculation of pro forma basic and diluted earnings per share for the six months ended June 30, 2008. We have revised the pro forma basic and diluted EPS to present the 2008 Private Placement as if it occurred at the beginning of the period.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31,2007

General

5.    Please address the comments above in future filings, as applicable.

Response: We will address the comments above in future filings, as applicable.

Item 8AT. Controls and Procedures, page 33

6.    Please provide a statement identifying the framework used by management to evaluate the effectiveness of your internal control over financial reporting in an amendment to your Form 10-KSB. Refer to Item 308T(a)(2) of Regulation S-B.

Response: We have revised our Form 10-KSB to identify the framework used by management to evaluate the effectiveness of our internal control over financial reporting.

Financial Statements

Notes to the Financial Statements

Note 11 Net Income Per Share, page F-23

7.    We note your response to prior comment 3. Please revise the diluted net income per share amount and corresponding computation for the year ended December 31, 2007 to reflect the final revised diluted net income per share amount of $0.24 in an amendment to your Form 10-KSB. Please tell us whether any revisions also need to be made to the diluted net income per share amount and corresponding computation for the year ended December 31, 2006. If so, please make the necessary revisions in the amendment to your Form 10-KSB and in the amendment to your Form S-1. We remind you that when you file your restated Form 10-KSB you should appropriately address the following:

•	an explanatory paragraph in the reissued audit opinion as well as consideration of whether the audit opinion should be dual dated;
•	full compliance with SFAS 154, paragraph 26;
•	fully update all affected portions of the document, including MD&A;
•	updated Item 8AT. disclosures should include the following:
o	a discussion of the restatement and the facts and circumstances surrounding it,
o	how the restatement impacted the CEO and CFO's original conclusions regarding the effectiveness of their disclosure controls and procedures as well as internal controls over financial reporting,
o	changes to internal controls over financial reporting, and
o
anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature. Refer to Items 307 and 308(c) of Regulation S-B; and

•	include all updated certifications.

Response: We have revised the diluted net income per share amount and corresponding computation for the year ended December 31, 2007 to reflect the diluted net income per share amount of $0.24, in full compliance with SFAS 154, paragraph 26. Our auditors have also provided an explanatory paragraph in their reissued dual-dated audit opinion.
We reviewed the calculation of diluted net income per share for the year ended December 31, 2006 and noted no revisions to the amount and corresponding computation.

We have fully updated all affected portions of the document.

We have updated item 8AT. We have included all updated certifications.

8.    We remind you to consider the filing requirements of Item 4.02 of Form 8-K.

Response: We have filed a current report on Form 8-K on October 29, 2008 in accordance with the filing requirements of Item 4.02.

9.    Please tell us what consideration you gave as to whether you need to amend your Form 10-Qs for the quarters ended March 31, 2008 and June 30, 2008 to revise the diluted net income per share amounts reported for the 2007 interim periods. If you determined that the revised diluted net income per share amounts do not need to be included in amendments to your Form 10-Qs, please provide us with an analysis which shows the impact of each of the revisions on your reported diluted net income per share amounts for each 2007 quarter and cumulative period reported in each of the Form 10-Qs. This analysis should include your consideration of the guidance in SAB Topic 1:M in determining whether the revision was material. If you determined that the revisions should be included in amendments to your Form 10-Qs, we remind you that when you file your restated Form 10-Qs you should appropriately address the following:

•	full compliance with SFAS 154, paragraph 26;
•	fully update all affected portions of the document, including MD&A;
•	updated Item 4 disclosures should include the following:
o	a discussion of the restatements and the facts and circumstances surrounding them,
o	how the restatement impacted the CEO and CFO's original conclusions regarding the effectiveness of their disclosure controls and procedures,
o	changes to internal controls over financial reporting, and
o
anticipated changes to disclosure controls and procedures arid/or internal controls over financial reporting to prevent future misstatements of a similar nature. Refer to Items 307 and 308(c) of Regulation S-K; and

•	include all updated certifications.

Response: We determined that there is no revision to the diluted net income per share for the three months ended March 31, 2007, as reported on the Form 10Q for the quarter ended March 31, 2008. The warrants to purchase 1,825,719 shares of common stock were excluded from the diluted net income per share computation as the average market price of the common stock of $1.86 was less than the exercise price of the warrants, thereby making the warrants anti dilutive under the treasury method. In addition, there were no equity transactions that affected the weighted average number of share outstanding during the period.

Similarly, we determined that there is no revision to the diluted net income per share for the three and six months ended June 30, 2007, as reported on the Form 10Q for the quarter ended June 30, 2008. Basic and diluted earnings per share for the three and six months ended June 30, 2007 were calculated in the same manner due to the loss from continuing operations available to common stockholders.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2008

General

10.   Please address the comments above in future filings, as applicable.

Response: We will address the comments above in future filings, as applicable.

If you have any questions regarding any of the foregoing please do not hesitate to contact Mark Cawley or Darren Ofsink at (212) 371-8008.

Very truly yours, GUZOV OFSINK, LLC

By:	/s/ Darren Ofsink
Darren Ofsink